SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	MEDL Mobile Holdings, Inc.
Former name if applicable
Address of principal executive office	18475 Bandilier Circle
City, state and zip code	Fountain Valley, CA 92708

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew Maltin	(714) 617-1991
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

MEDL Mobile Holdings, Inc.
Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 14, 2012	/s/ Andrew Maltin
By: Andrew Maltin Title: Chief Executive Officer

Attachment A

MEDL Mobile Holdings, Inc. (“we”, “us” or “our”) anticipates that it will report significant changes in its results of operations for the three and six months ended June 30, 2012 as compared to the same period in the prior fiscal year.

Based on information available to us at this time, revenues for the three months ended June 30, 2012 decreased to $444,662 as compared to $573,068 for the three months ended June 30, 2011, a decrease of $128,406 or 22%. The decrease is primarily attributable to the lack of completed projects and related uncompleted milestones required to recognize the revenue. Cost of goods sold for the three months ended June 30, 2012 increased to $365,542 as compared to $228,168 for the three months ended June 30, 2011, an increase of $137,374 or 60%. The increase is primarily due to the addition of additional employees and outside contractors to fulfill customer orders for new mobile applications. Gross profit for the three months ended June 30, 2012 decreased to $79,120 as compared to $344,900 for the three months ended June 30, 2011, a decrease of $265,780 or 77%. The gross profit decreased due to the decreased revenue and increased cost of goods sold as discussed above. Operating expenses for the three months ended June 30, 2012 increased to $1,290,619 as compared to $571,103 for the three months ended June 30, 2011, an increase of $719,516 or 126%. The increase is primarily attributable to salaries paid to our officers, who had previously not been paid in the prior year, the increase in support staff, sales and marketing staff, costs of moving into new corporate offices as well as costs associated with being a public company which include legal and accounting costs, stock option expense, investor relations and public relations expense. In addition, increased expenses include the expansion of the MEDL advertising and acquisition teams in which new employees were hired to develop an advertising business and to acquire new apps for the MEDL platform. Other income for the three months ended June 30, 2012 increased to $354,028 as compared to $0 for the three months ended June 30, 2011, an increase of $354,028 or 100%. The increase is attributable to the decrease in the fair value of warrants issued in a private placement in March 2012.  Other expenses for the three months ended June 30, 2012 decreased to $0 as compared to $2,712 for the three months ended June 30, 2011, a decrease of $2,712 or 100%. The decrease is attributable to there being no interest expense in 2012. Net loss for the three months ended June 30, 2012 increased to $857,471 as compared to $228,915 for the three months ended June 30, 2011, an increase of $628,556 or 275%. The loss was a result of the increase in costs at a faster rate than the revenue growth of the company as discussed above.

Based on information available to us at this time, revenues for the six months ended June 30, 2012 increased to $1,594,660 as compared to $951,723 for the six months ended June 30, 2011, an increase of $642,937 or 68%. The increase is primarily attributable to growth of our customer base through our expanded sales force and referrals from existing customers. Cost of goods sold for the six months ended June 30, 2012 increased to $739,873 as compared to $410,761 for the six months ended June 30, 2011, an increase of $329,112 or 80%. The increase is primarily due to the addition of additional employees and outside contractors to fulfill customer orders for new mobile applications. Gross profit for the six months ended June 30, 2012 increased to $854,787 as compared to $540,962 for the six months ended June 30, 2011, an increase of $313,825 or 58%. The gross profit increased due to the additional business and related revenue generated which utilized both existing employees and new employees in producing the mobile applications finished product for our customers. Operating expenses for the six months ended June 30, 2012 increased to $2,472,010 as compared to $746,241 for the six months ended June 30, 2011, an increase of $1,725,769 or 231%. The increase is primarily attributable to salaries paid to our officers, who had previously not been paid in the prior year, the increase in support staff, sales and marketing staff, costs of moving into new corporate offices as well as costs associated with being a public company which include legal and accounting costs, stock option expense, investor relations and public relations expense. In addition, increased expenses include the expansion of the MEDL advertising and acquisition teams in which new employees were hired to develop an advertising business and to acquire new apps for the MEDL platform. Other income for the six months ended June 30, 2012 increased to $354,028 as compared to $0 for the six months ended June 30, 2011, an increase of 100%. The increase is attributable to the decrease in the fair value of warrants issued in a private placement in March 2012.  Other expenses for the six months ended June 30, 2012 decreased to $0 as compared to $2,712 for the six months ended June 30, 2011, a decrease of $2,712 or 100%. The decrease is attributable to there being no interest expense in 2012. Net loss for the six months ended June 30, 2012 increased to $1,263,195 as compared to $207,991 for the six months ended June 30, 2011, an increase of $1,055,204 or 507%. The loss was a result of the increase in costs at a faster rate than the revenue growth of the company as discussed above.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the three months ended June 30, 2012, to be filed in our Quarterly Report on Form 10-Q for the three months ended June 30, 2012.